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                    [SHEARMAN & STERLING COMPANY LETTERHEAD]


aarms@shearman.com                                            September 22, 2006
(202) 508-8025


Via Edgar and By Hand

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Matthew J. Benson, Esq.

Dear Mr. Benson:


                           EDDIE BAUER HOLDINGS, INC.
           CORRECTION TO RESPONSE LETTER FILED ON SEPTEMBER 21, 2006

      We refer to the letter dated September 21, 2006 (the "Response Letter") from Eddie Bauer Holdings, Inc. (the "Company") to the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in response to the comments of the Staff dated August 25, 2006, with respect to (i) Amendment No. 1 to the Registration Statement on Form 10, File No. 000-51676 (the "Registration Statement"), filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and (ii) the Company's Form 10-Q for the period ended July 1, 2006, filed by the Company with the Commission under the Exchange Act on August 14, 2006.

      The Company has identified an error in the response to the Staff's Comment No. 1 in the Response Letter and has requested that we submit this letter on its behalf correcting the text. The information contained herein has been provided to us by the Company. The paragraph entitled "Centralized Management" on page four of the Response Letter indicated that the Senior Vice President of Retail had oversight of the call center. It should have indicated that the Vice President of Fulfillment Operations, who has responsibility for the distribution facility, also has oversight of the call center. The Company regrets the error and appreciates your attention to this correction.


                                   * * * * * *
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      If you have any questions regarding the above, please do not hesitate to contact Mark Hyland at (415) 616-1181 or me at (202) 508-8025.

Sincerely,

/s/ Abigail Arms
----------------------
Abigail Arms


cc:   Andrew Blume - Division of Corporation Finance
      William Choi - Accounting Branch Chief
      Eloise Quarles - Special Counsel
      David Taylor, Interim Chief Financial Officer, Eddie Bauer Holdings, Inc. Shelley Milano
         Senior Vice President and General Counsel, Eddie Bauer Holdings, Inc.


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